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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           Century Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   156684 10 2
                          --------------------------------
                                 (CUSIP Number)

                           Affinity Entertainment Inc.
              15310 Amberly Drive, Suite 370, Tampa, Florida 33647
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                    10/31/96
                     --------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------                       --------------------------------
CUSIP No.   156684 10 2                           Page   2   of          Pages
-------------------------                       --------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Affinity Entertainment, Inc.                            22-2473403
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                     (b) / /

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

   WC
         -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E) / /

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
--------------------------------------------------------------------------------

                              7     SOLE VOTING POWER
        NUMBER OF
         SHARES                              37,500,000
      BENEFICIALLY
        OWNED BY             ---------------------------------------------------
          EACH                8     SHARED VOTING POWER
        REPORTING
         PERSON                              -0-
          WITH                --------------------------------------------------
                              9     SOLE DISPOSITIVE POWER

                                             37,500,000
                              --------------------------------------------------
                              10     SHARED DISPOSITIVE POSER

                                             -0-

 -------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  37,500,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           / /

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  74%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

Title of the class of equity securities: Century Technologies, Inc. Common stock.

Address of Issuer:          Century  Technologies,  Inc.,  201  North  Robertson
                            Boulevard, Suite F, Beverly Hills, California 90211

ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name: Affinity Entertainment, Inc.

         (b) Residence or business address: 15310 Amberly Drive, Suite 370, Tampa, FL 33647

         (c)      Present principal occupation or employment: N.A.

         (d)      No

         (e)      No

         (f)      U.S.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Under the terms of the Stock Acquisition Agreement between the parties, the Company purchased 37,500,000 Units of Century. Each Unit consists of one (1) share of Century common stock at $.0001 par value ("Century Common Stock") and one (1) common stock purchase warrant to purchase one (1) share of Century Common Stock at $2.00 per share (the "Warrants"). The Units are immediately separable into their component parts.

         In consideration for the transfer of the Units, the Company paid Three Million Dollars ($3,000,000) to Century consisting of (i) the conversion to equity of Four Hundred Thousand Dollars ($400,000) cash previously advanced by the Company to Century, (ii) Two Hundred Thousand Dollars ($200,000) cash, and
(iii) a negotiable one-year promissory note payable by the Company to Century in the amount of Two Million Four Hundred Thousand Dollars ($2,400,000) (the "Promissory Note").

         The Promissory Note bears interest at a rate of eight percent (8%) per annum and is secured by two (2) shares of Class D Preferred Stock of the Company, par value $1.00 (the "Class D Preferred Stock"). Each share of Class D Preferred Stock shall be convertible into 750,000 shares of the Company's common stock only in the event of default by the Company on the Promissory Note. The Class D Preferred Stock is not entitled to any voting or dividend rights of any kind. Notwithstanding the foregoing, the Company shall have the right to provide such substitute collateral as the Company and Century may mutually agree upon in writing. The Class D Preferred Stock will be held in escrow by Century's counsel (the "Escrow Agent") until such time as the Promissory Note is paid in full or substitute collateral is provided by the Company.

ITEM 4.  PURPOSE OF TRANSACTION

         The acquisition of securities of the issuer described above is a result of the Stock Acquisition Agreement dated October 31, 1996.

         (a) The reporting person may acquire additional shares upon exercise of Warrants to purchase 37,500,000 shares of Century Common Stock at $2.00 per share. The Company intends to distribute Century Units to its shareholders as a dividend at a ratio of one Century Unit per share Affinity common stock.

         (b)      No plans                           (g)      No changes

         (c)      No plans                           (h)      No plans

         (d)      No plans                           (i)      None

         (e)      No plans                           (j)      None

         (f)      No plans


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Affinity owns 37,500,000 shares of common stock, or 74% of the outstanding Common Stock of Century. In addition, Affinity owns 37,500,000 Warrants to purchase one Share of Century Common Stock at $2.00 per Share.

         (b) Affinity has the sole power to vote 37,500,000 shares of Common Stock of the Company.

         (c)      None other than pursuant to the Stock Acquisition Agreement.

         (d)      No such person exists.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Stock Acquisition Agreement dated October 31, 1996 between Affinity Entertainment, Inc. and Century Technologies, Inc. (1)

         Escrow Agreement dated October 31, 1996 between Affinity Entertainment, Inc., Century Technologies, Inc. and Wilson, Elser, Moskowitz, Edelman & Dicker.(1)

         Promissory Note dated 31, 1996 by Affinity Entertainment, Inc. payable to Century Technologies, Inc.(1)


         (1) Incorporated by reference to the Current Report on Form 8-K as filed with the Commission on November 14, 1996.




                                   SIGNATURES
                                   ----------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


                                                     BY: s/William J. Bosso
                                                         -----------------------
                                                           William J. Bosso
                                                           President